7  0    P  R  O  P  E  R  T  I  E  S

3  1    C  O  U  N  T  R  I  E  S

1    P  H  I  L  O  S  O  P  H  Y

C  O  R  P  O  R  A  T  E    P  R  O  F  I  L  E

The leading global name in luxury hospitality, Four Seasons is the manager of 70 hotels and resorts that are operated primarily under the Four Seasons brand name, in leading cities and resort destinations in
31 countries around the world.

W  E    H  A  V  E    C  R  E  A  T  E  D

T  A  B  L  E    O  F   C  O  N  T  E  N  T  S

2    Message to our shareholders

Strong  foundation

Platform  for  growth

Corporate information

  6    Clearly defined values

7    A time-tested corporate strategy

8    People who are the envy of our industry

10    Leading global luxury brand

12    A sustainable business model

14    An achievable growth plan

16    Recent portfolio additions

18    Expected portfolio additions

20    A global network (map)

22    Management Committee

23    Corporate Directory

A  N      U  N  P  A  R  A  L  L  E  L  E  D     E  X  P  E  R  I  E  N  C  E

“The Four Seasons phenomenon... is simple and highly effective: absolutely perfect service and the friendliest staff in the world. You simply can’t be taken better care of...”

ELLE, APRIL 2005

“There are lots of luxury hotels in the world, but there is a certain unique spirit that can be found only at Four Seasons Hotels & Resorts.”

TRAVEL & LEISURE, JUNE 2005

FOUR SEASONS HOTELS INC. 1

Four Seasons Resort Langkawi

ISADORE SHARP

Founder, Chairman and
Chief Executive Officer

At Four Seasons, our focus has always been on the long view. Even when handling situations that demand our immediate attention, we always attempt to align our short-term plans with our long-term goals and strategies.
Keeping our targets plainly in view is instrumental in helping us reach them. This will be just as true in our future as it has been in our past.

In 1972, we began our strategic journey with the first of four strategic decisions – our four pillars – that have formed the foundation for our success.

Our first pillar was the decision to specialize in small to medium-sized hotels of exceptional quality, and to be the best wherever we located. It was an ambitious goal for a company with just four properties, only one of which was a five-star hotel. But, today, the Four Seasons portfolio numbers 70 luxury hotels and resorts, each at the top of their market.

Just four years later, in 1976, we decided to make service our distinguishing edge. Today the Four Seasons guest experience revolves around unparalleled service – service which is delivered with genuine warmth and exceptional consistency in 70 of the world’s most desirable locations. For many decades, this has been Four Seasons only focus – a depth and breadth of experience which has earned acknowledged global leadership. In essence,
Four Seasons has invented what the world now thinks of as modern luxury hospitality.

Yet, the thing our guests value most cannot be easily replicated. It is the care they receive, day-to-day around the world from 30,000 Four Seasons intuitive, kind and resourceful people who are joined by a common credo: to treat others as we would wish to be treated.

By stating explicitly in 1982 what had always been our implicit philosophy, we laid down the third pillar, which supports our unique and global service culture. Selecting people who innately believed in this Golden Rule

M E S S A G E      T O     O U  R     S H A R E H O L D E R S

2     FOUR SEASONS HOTELS INC.

became central to our hiring practices. Now deeply instilled, from the most senior executive to the newest front-
line recruit, our culture has been the key to our success.

These three pillars – exceptional luxury hotels, uncompromising service, intuitive and caring culture – are mutually reinforcing. They allow us to create guest experiences that are “beyond compare,” the hallmark of the
Four Seasons brand.

Our fourth pillar was to specialize in hotel management, and create a brand name that is synonymous with quality. In using our resources to their best advantage, we built a management company whose powerful global

O U R   M O M E N T U M   H A S   N E V E R   B E E N   S T R O N G E R

brand name has become very valuable. The influential Robb Report recently placed Four Seasons among the few dozen “most innovative and exclusive brands in the modern luxury world.” This brand strength has helped us enter markets, win market share, and open up new opportunities for development.

We complemented the foundation of our core pillars with further strategies in the early 1990s. And, again, we set and hit our targets. Our first goal was to expand internationally: we went from three countries to 31 over the past 15 years. We decided to expand our resort portfolio, and grew from two to 22. We set out to refine our business model, to generate a higher proportion of earnings from management. Today, the management business accounts for virtually all of our earnings.

This strategic roadmap has brought us to a place in our history where we believe we have a distinct competitive advantage that puts us well on our way to doubling the number of hotels we operate. We also believe Four Seasons will continue to distance itself from all others as we grow.

In this over-arching goal, it is long-range strategic thinking that will allow us to succeed once again.

We continue to refine and enhance the Four Seasons guest experience. By offering fresh, enticing places to travel and the service enhancements guests value most, our strong, diverse pipeline supports this source of innovation and growth well into the future.

We have announced 27 new hotel projects in nine additional countries; twelve projects are already under construction. Thirteen are being undertaken with existing owners or partners – attesting to our success at being a first choice for capital partners.

Among these projects are Vail, the latest in our expansion into ski resorts; a historic restoration in Florence; a new resort in Marrakech; two Moscow hotels; island resorts in Bora Bora and Mauritius as well as a second resort in the Maldives. We will soon enter the growing Indian market with a new hotel in Mumbai. Our presence in the People’s Republic of China will expand with properties in Beijing, a second Shanghai hotel and our recently announced hotel in Macau.

Furthermore, our future development pipeline comprises over 60 additional projects: in rapidly emerging international markets; in North American cities which project strong growth in the years ahead; and in desirable resort destinations where we are not yet represented.

More than two-thirds of our new urban projects feature a residential component, which helps accelerate the development arc and increase profitability for our partners – making each Four Seasons project even more attractive.

All of this leaves us confident that we can meet our goal of opening an average of six to eight new properties annually, over the long term. Seven Four Seasons hotels opened in 2005, with two more introduced in early 2006.

>

FOUR SEASONS HOTELS INC.     3

M E S S A G E   T O   O U R   S H A R E H O L D E R S

As we create new experiences, we will continue to enhance existing ones. The transformation of our flagship hotel in Washington, D.C. is a sparkling example. Four Seasons Hotels and Resorts in Santa Barbara, New York,
Boston, Scottsdale, Philadelphia, Las Vegas, Dallas and the Maldives have also undergone significant enhancements.
Although these major capital plans can temporarily disrupt our fee streams, this constant process of renewal represents an essential investment in future leadership.

Given that goal, there will inevitably be refinements to our portfolio as we evolve, the end benefit of which is an opportunity to improve our competitive market position. This was illustrated by our return to Hong Kong in 2005 with the opening of a Four Seasons hotel in a state-of-the-art new landmark for that city. We expect a parallel experience in other locations including Seattle and Kuala Lumpur where we will manage new Four Seasons-
branded mixed-use developments.

As the platform for our signature service experience, Four Seasons constantly growing, constantly enhanced portfolio positions the Company for industry-leading RevPAR as well as gross operating profit performance.
Together with management bench strength and long-tenured employees, we believe these advantages will continue to deliver the strong operating statistics that attract new and existing capital partners and fuel our unit growth. We are focused on expense control at the corporate level, so that fee revenue growth flows through to our bottom line.

At every step, we will focus on our people, always striving to be the employer of choice, everywhere we do business around the world. We are proud that, for the ninth year, our employees have voted Four Seasons one of FORTUNE magazine’s 100 Best Companies to Work For – once again in its Hall of Fame. This year, we also earned the organization’s Respect Award, in recognition of our management training practices.

Demand for what Four Seasons offers is strong and growing. Demographics, global wealth creation and emerging outbound travel markets all indicate that we are in the “right” part of the lodging market, with a healthy demand in our sector. We aim to capture the leading share of this buoyant growth.

4     FOUR SEASONS HOTELS INC.

B U I L D I N G   O N   O U R

Both history and circumstance suggest we are on the right path. As we expand around the world, we remain committed to sustaining the trust of our development partners, ever supported by the dedication, talents and shared philosophy of our people. Together, we will create long-term value for our shareholders. To each of these exceptional groups, we extend our deepest thanks.

C H A I R M A N   A N D   C H I E F   E X E C U T I V E   O F F I C E R

Isadore Sharp

S  T  R  O  N  G    F  O  U  N  D  A  T  I  O  N    F  O  R    F  U  T  U  R  E    G  R  O  W  T  H

Four Seasons Bali at Jimbaran Bay

We defined our values and strategy early in our history. As a result, today, all of us understand what Four Seasons represents: an unparalleled experience for guests who expect the very best. Time strengthens the qualities that make Four Seasons distinctive – our service, people, properties and expertise. Along with our unique business model, these form the strong foundation and platform on which we grow.

FOUR SEASONS HOTELS INC.     5

S T R O N G     F O U N D A T I O N    >

Our values  >  goals  >  beliefs  >  principles

Four Seasons Hotel Bangkok

>

Who we are

We have chosen to specialize within the hospitality industry by offering only experiences of exceptional quality. Our objective is to be recognized as the company that manages the finest hotels, resorts and residences wherever we locate.

We create properties of enduring value using superior design and finishes and support them with a deeply instilled ethic of personal service. Doing so allows Four Seasons to satisfy the needs and tastes of our discriminating customers and to maintain our position as the world’s premier luxury hospitality company.

What we believe

Our greatest asset, and the key to our success, is our people. We believe that each of us needs a sense of dignity, pride and satisfaction in what we do. Because satisfying our guests depends on the united efforts of many, we are most effective when we work together cooperatively, respecting each other’s contribution and importance.

>

How we behave

>

We demonstrate our beliefs most meaningfully in the way we treat each other and by the example we set for one another. In all our interactions with our guests, customers, business associates and colleagues, we seek to deal with others as we would have them deal with us.

How we succeed

>

We succeed when every decision is based on a clear understanding of and belief in what we do, and we couple this conviction with sound financial planning. We expect to achieve a fair and reasonable profit to ensure the prosperity of the Company and our shareholders, and to offer long-term benefits to our hotel owners, our shareholders, our customers and our employees.

6     FOUR SEASONS HOTELS INC.

Our strategy

>

We specialize in small- to medium-sized luxury hotels

The average size of our properties is 250 guest rooms and suites, though boutique resorts and hotels may be smaller and select urban hotels may be larger. This size ensures exclusivity and a manageable scale for our highly personalized service.

>

We make uncompromising service our distinguishing edge

Guests choose Four Seasons properties because we provide service that replaces or surpasses the support networks and comfort they enjoy at home or in the office. Hundreds of important awards earned over many years attest to Four Seasons service leadership. Our room rate premiums clearly illustrate that Four Seasons service offers guests meaningful value.

>

We have created and nurtured a culture based on the Golden Rule

The Golden Rule – treating others as we would wish to be treated – is demonstrated daily at every level of the Company. After decades of consistency, reinforced through our practice of hiring like-minded people, this has evolved into global community sharing – in belief and actions – a unique service culture that we believe is almost impossible to duplicate.

>

We focus our expertise on management services

In the early 1990s, Four Seasons shifted its focus from hotel ownership to hotel management services, believing it to be the best use of our expertise, combining the potential for appropriate returns with manageable risk for us and our shareholders.

S  T  R  O  N  G    F  O  U  N  D  A  T  I  O  N       >

FOUR SEASONS HOTELS INC.     7

Four Seasons Hotel Hong Kong

Refined over more than four decades of operation and experience, the four key decisions that form the base of Four Seasons strategy are what we refer to as the “four pillars.”

>

S T R O N G  F O U N D A T I O N

Our

>

who share and exemplify our Golden Rule philosophy,

>

who are carefully selected for their attitude, and

>

who are empowered to act on their best instincts when serving our guests and industry partners.

Because the Golden Rule is based on the basic human value of mutual respect, it transcends nationality.
Spread by example among like-minded people, it has been Four Seasons hallmark around the world.
This has enabled the Company to grow into the world’s largest operator of luxury hotels, with intuitive, highly personalized service worldwide.

We learned long ago that employee satisfaction translates into customer satisfaction. As shown by
FORTUNE magazine’s annual employee survey, Four Seasons employees are among the most satisfied.
One of only 19 companies to appear every year on FORTUNE magazine’s 100 Best Companies to Work
For since the list began in 1998, Four Seasons holds a place in the Hall of Fame. This year, we also became one of just five Respect Award recipients – chosen for our comprehensive management orientation program – who exemplify the Great Place to Work model: credibility, respect, fairness, pride, and camaraderie.

As part of our ongoing strategy, we look to recruit tomorrow’s managers from a pool of the best possible applicants, including those from the world’s finest hotel schools and from the best of the best within the local communities. Thoughtful interviewing by Four Seasons allows us to identify candidates with the same traits as our most successful staff.

All recruits, once selected, go through training, development and mentoring programs in order to equip them with the necessary skills and to immerse them in the Four Seasons culture. Over 70% of management openings are filled by internal transfers and promotions.

At the senior level, we continue our policy of promotion from within. However, we also maintain a global database of qualified senior personnel outside Four Seasons. Many candidates have been corresponding with Four Seasons for several years, waiting for the right opportunity.

Four Seasons Hotel
Doha

Average management tenure

(years)

Hotel GMs

Staffing at Four Seasons

New hires in 2005

Applicants for those positions

3,000

34,000

Regional VPs

Management Committee

Corporate VPs excluding

Management Committee

22

16

17

17

8    FOUR SEASONS HOTELS INC.

T  H  E    B  A  S  I  C    H  U  M  A  N    V  A  L  U  E    O  F

Uncompromising service has become the defining competitive difference for
Four Seasons. Our ability to deliver it is predicated on the quality of our people:

p e o p l e

M  U  T  U  A  L     R  E  S  P  E  C  T

Hourly staff turnover 2005 (US hotels)

SOURCE: MERCER HUMAN RESOURCE CONSULTING

17%
turnover
rate

Four Seasons

Four Seasons Hotel Singapore

FOUR SEASONS HOTELS INC.     9

36%
turnover
rate

Industry average

With more than a 40-year history of increasing specialization and a long-tenured team throughout the organization, Four Seasons strives to ensure that its brand is safeguarded and expressed throughout the guest experience. For example:

AAA Five Diamond Awards

Condé Nast Traveler
Annual Readers’ Choice Awards

Travel + Leisure
“World’s Best” Awards

19 Four Seasons properties
were among the 89 lodgings
to receive 2006 AAA Five
Diamond status

Four Seasons hotels
represented nine of the 32 US
five-star hotels for 2006

17 of the Top 100 travel
experiences selected by Condé
Nast readers as best in the world
were Four Seasons hotels and
resorts

18 Four Seasons hotels
were among the “Top 100
Hotels,” including the number
one citation

10     FOUR SEASONS HOTELS INC.

Mobil Five-Star Awards

Five Four Seasons restaurants
received the prestigious Five
Diamond Award

In six categories, Four Seasons was
named “Best in Class,” including:
Top Resort Asia, Top Resort Pacific
Rim, Top Resort Caribbean,
Top Resort Canada, Top Resort
Central/South America, Top Hotel
Europe

S  T  R  O  N  G      F  O  U  N  D  A  T  I  O N

T  H  E    F  O  U  R    S  E  A  S  O  N  S    B  R  A  N  D    R  E  P  R  E  S  E  N  T  S

O u r

“If God is in the details, then God is currently residing in Four Seasons.”  –  TATLER, APRIL 2005

The Four Seasons brand represents a “total experience” designed around guests’ needs – including exceptional environment, facilities and, of course, unparalleled service. To be seen as distinctive in the context of global diversity, a brand, like a set of values, must be authentic and consistent.
Four Seasons has become one of a handful of brand names in any industry that is now synonymous with uniqueness, value and excellence.

a design and development team interprets guests’ needs, integrating convenience and exceptional experiences with the physical product,

staff selection and training smoothes the hands-on service delivery at approximately
4,000 points of guest-employee contact in each hotel and resort,

our brand-driven sales, marketing and Internet efforts ensure a Four Seasons experience with every interaction.

Four Seasons is dedicated to ongoing innovation and the highest standards of quality, it has come to embody a true “home away from home” for those who know and appreciate the very best. One measure of this is the awards received by Four Seasons year after year. Based on the day-to-day experiences of the guests themselves, these awards testify to our delivery of what the brand represents.

A   W  A  R  D  S

>

>

>

>

>

>

>

>

>

b r a n d

A   T O T A L   E X P E R I E N C E

14 hotels were included on “Top 20”
listings for their respective categories

Four Seasons was named “Top
International City Hotel” for the fifth
consecutive year, and was also named the
number one US city hotel

Again named the number one hotel chain
in the “2006 Top U.S. Hotels, Resorts &
Spas” survey, and, internationally, placed
in the top two in the “Hotel Chains &
Alliances” category

Four Seasons was again named “Best
Hotel Group Worldwide” in 2006

>

>

>

>

Internationally: 17 “Top 100 Hotels,”
including number one; four “Top 50
Resorts” and three “Top 50 Small Resorts”

North American: 13 “Top 50 Hotels”
and eight “Top 50 Resorts,” including
number one

Four Seasons hotels and resorts also placed
first in eight categories, capturing both
the “Best City Hotel” and “Best Resort”
in each of three major regional rankings:
“Worldwide,” “North/Central/South
America,” and “Europe/Africa/Middle East”

13 Four Seasons properties were cited
in the Readers Poll – most ranking first or
second in their category – and a further
two earned Editor’s Choice Awards

>

>

>

Four Seasons Hotel Gresham Palace Budapest

Andrew Harper’s Hideaway Report

Zagat Survey

Gallivanter’s Guide

FOUR SEASONS HOTELS INC.      11

>

S  T  R  O  N  G    F  O  U  N  D  A  T  I  O  N

Our

Four Seasons believes that our emphasis on management services versus hotel ownership is the best use of our expertise and provides us, and our shareholders, with the potential for appropriate returns and manageable risk.

Revenues from management services are derived from management agreements that are generally long-
term and provide for a broad range of fees. With our low corporate cost base, our operations continue to result in a high-margin business.

12     FOUR SEASONS HOTELS INC.

L  O  N  G    T  E  R  M

A D V A N T A G E S

Appropriate returns

The fees received by Four Seasons are broadly based, typically consisting of:

base fees, generally a percentage of the hotel or resort’s total revenues incentive fees, generally calculated on the hotel or resort’s adjusted gross operating profits

fees for services such as:

design and pre-opening consultation

management of facilities such as residential properties and golf courses licensing of the Four Seasons brand name

Within our industry, Four Seasons management contracts are exceptionally long term:

new management contracts generally average 60 to 80 years

the remaining term of existing contracts (assuming renewals) averages 52 years non-disturbance clauses with hotel owners and lenders are intended to ensure the continuity of our contracts upon the sale, refinancing or foreclosure of a property

Manageable risk

Four Seasons corporate cost base is low, and our corporate infrastructure generally does not require major expansion as we add new hotels.

For Four Seasons, the management business is not capital intensive. The vast majority of capital to fund our growth program comes from strong, local capital partners who bring opportunities to Four Seasons and who contribute their local political sensibility and market knowledge.

Therefore, expansion typically does not require major capital investments by us, and investments generally are:

a loan or a minority equity investment of no more than 20% in a particular managed property

made to secure additional long-term management contracts or enhance existing contracts

>

>

>

>

>

>

>

>

•

•

•

M  A  N  A  G  E  M  E  N  T    C  O  N  T  R  A  C  T S

b u s i n e s s  m o d e l

Four Seasons Resort Carmelo, Uruguay

FOUR SEASONS HOTELS INC.     13

G R O W T H >

Four Seasons intends to grow in three ways:

1.  Unit growth through expansion of the Four Seasons portfolio,

2.  Internal growth through high-performance hotels and resorts, and

3.  Increasing incremental revenues from facilities such as Four Seasons-managed residential properties.

T H E   B R A N D   O F   C H O I C E

1  Unit Growth

Unit growth is the biggest driver of Four Seasons growth. We are confident that our plan of opening an average of six to eight new properties a year, over the long term, is achievable
(excluding any departures from the portfolio). Our pipeline remains deep and diverse – by geographic coverage and by product type – as our global brand and history of superior returns for our owners lead to increasing new opportunities. Four Seasons has announced
27 new properties, with a pipeline of 60 additional properties.

2  Internal Growth

3    Residential
        Diversification

Our guests value our service sufficiently that they have shown they will pay a premium for the Four Seasons experience. Consequently, Four Seasons holds the number one or two
RevPAR position in most markets in which we operate. We believe we can continue to do so by providing a unique quality of experience and service.

Our vigilance to control costs increases profitability and enhances fee revenues.

Our

In addition to hotels and resorts, the portfolio includes branded Residence Clubs, private residences and serviced apartments, which provide smaller, as compared to hotels and resorts, but highly profitable incremental revenues. Two-thirds of future projects are anticipated to include a residential component, which we expect to be a contributor to the enhanced profitability of our development partners.

14     FOUR SEASONS HOTELS INC.

growth program

A  M  O  N  G  S  T      D  E  V  E  L  O  P  M  E  N  T      P  A  R  T  N  E  R   S

Four Seasons Hotel Hong Kong

FOUR SEASONS HOTELS INC.      15

G R O W T H     >

Growth:

The seven properties opened in 2005 included a country retreat an hour’s drive from London, our return to Hong Kong with a significant presence on Victoria Harbour, restoration of a landmark hotel overlooking Lake Geneva, an intimate resort on the exotic island of Langkawi, a resort-like city hotel in Doha, a rebranded resort on the Hawai’ian island of Lana’i, and the finest luxury hotel in
Damascus. Among two properties introduced in early 2006, Four Seasons Tented Camp Golden
Triangle features luxurious tented accommodations and an experience complete with its own elephant training camp.

>   TOP ROW

Left to right:
Four Seasons Hotel
Hampshire

Four Seasons Hotel
Hong Kong

>   MIDDLE ROW

Left to right:
Four Seasons Hotel
Geneva

Four Seasons Resort

Langkawi

>   BOTTOM ROW

Four Seasons Hotel
Doha

16     FOUR SEASONS HOTELS INC.

New in 2005

>  TOP

Four Seasons Resort Lana’i at

Manele Bay

>  BOTTOM ROW

Left to right:

Four Seasons Hotel Damascus

Four Seasons Tented Camp

Golden Triangle (January 2006)

FOUR SEASONS HOTELS INC.      17

G  R  O  W  T  H    >

Growth:

Four Seasons Hotel Silicon Valley at East Palo Alto brought high-touch service to the capital of high tech in
February 2006. Other near-term openings are expected to include a retreat in Westlake Village, just north of Los Angeles; an upcountry companion to our first Lana’i resort; our fourth Egyptian hotel, at Alexandria;
a second resort in the Maldives – as well as the reopening of our signature resort there which had been closed for renovations; and our first entry into the emerging Indian market with a 208-room hotel plus
29 serviced apartments in Mumbai.

>  TOP ROW

Left to right:
Four Seasons Westlake

Village

Four Seasons Lana’i at

Koele

>  MIDDLE ROW

Left to right:
Four Seasons Hotel
Alexandria

Four Seasons Hotel

Silicon Valley

> BOTTOM ROW

18     FOUR SEASONS HOTELS INC.

Left to right:
Four Seasons Residence

Club Punta Mita

Four Seasons Hotel

Mumbai

A      S   T   R   O   N   G   ,     D   I   V   E   R   S   E   ,

2006 and beyond

E  X  C  E  P  T  I  O  N  A  L     G  R  O  W  T  H      P  I  P  E  L  I  N  E

Four Seasons Maldives at Landaa Giraavaru

Projects on the horizon include a second Shanghai hotel, in the city’s Pudong district.
With our new Hong Kong hotel and the planned one in Beijing, we will have four hotels in the Peoples Republic of China. Two hotels have been announced for Moscow: one on
Red Square and a boutique hotel opposite the Kremlin. These add to upcoming hotels and resorts in markets as diverse as Baltimore, Florence, Dubai, Vail, Taipei, Mauritius, Toronto and a new Four Seasons-branded hotel in Kuala Lumpur.

FOUR SEASONS HOTELS INC.   19

GROWTH >

Atlantic Ocean
Pacific Ocean
WORLDWIDE
Existing Four Seasons hotel or resort
Future Four Seasons hotel or resort
(under construction or advanced stages of development)

The Americas

1 Atlanta
2 Austin
3 Aviara
4 Baltimore
5 Barbados
6 Boston
7 Buenos Aires
8 Carmelo
9 Chicago
10 Chicago (The Ritz-Carlton)
11 Costa Rica
12 Dallas
13 Great Exuma, The Bahamas
14 Hawaii
15 Houston
16 Jackson Hole
17 Lana'i at Koele
18 Lana'i at Manele Bay
19 Las Vegas
20 Los Angeles
21 Los Angeles (The Regent Beverly Wilshire)
22 Maui
23 Mexico City
24 Miami
25 Nevis
26 New Orleans
27 New York
28 Palm Beach
29 Philadelphia
30 Puerto Rico
31 Punta Mita, México
32 Punta Mita, México Residence Club
33 San Francisco
34 Santa Barbara
35 Scottsdale
36 Seattle
37 Silicon Valley
38 Toronto
39 Toronto
40 Vail
41 Vancouver
42 Washington, D.C.
43 Westlake Village
44 Whistler

20 FOUR SEASONS HOTELS INC

LOCATIONS

Indian Ocean

ASIA/PACIFIC

- 45 Bali at Jimbaran Bay
- 46 Bali at Sayan
- 47 Bangkok
- 48 Beijing
- 49 Bora Bora
- 50 Chiang Mai
- 51 Golden Triangle Tented Camp
- 52 Hong Kong
- 53 Jakarta
- 54 Kuala Lumpur
- 55 Kuala Lumpur (The Regent)
- 56 Langkawi
- 57 Macau
- 58 Maldives
- 59 Maldives (Landaa Giraavaru)
- 60 Mumbai
- 61 Shanghai
- 62 Shanghai Pudong
- 63 Singapore
- 64 Singapore (The Regent)
- 65 Sydney
- 66 Taipei
- 67 Taipei (Grand Formosa Regent)
- 68 Tokyo at Chinzan-so
- 69 Tokyo at Marunouchi

EUROPE

- 70 Budapest
- 71 Dublin
- 72 Florence
- 73 Geneva
- 74 Hampshire
- 75 Istanbul
- 76 Istanbul (at the Bosphorus)
- 77 Lisbon
- 78 London
- 79 London, Canary Wharf
- 80 Milan
- 81 Moscow
- 82 Moscow Kamenny Island
- 83 Paris
- 84 Prague
- 85 Provence

MIDDLE EAST/AFRICA

- 86 Alexandria
- 87 Amman
- 88 Bahrain
- 89 Beirut
- 90 Cairo (First Residence)
- 91 Cairo (Nile Plaza)
- 92 Damascus
- 93 Doha
- 94 Dubai
- 95 Marrakech
- 96 Mauritius
- 97 Riyadh
- 98 Sharm el Sheikh

FOUR SEASONS HOTELS INC. 21

M   A  N   A  G  E   M  E  N   T   C O  M M I  T T E  E

John Davison
Chief Financial Officer

Kathleen Taylor
President
Worldwide Business Operations

Wolf H. Hengst
President
Worldwide Hotel Operations

Nicholas Mutton
Executive Vice President
Human Resources and Administration

Isadore Sharp
Chairman and
Chief Executive Officer

Randolph Weisz
Executive Vice President and
General Counsel

Antoine Corinthios
President, Hotel Operations
Europe, Middle East and Africa

Barbara M. Talbott
Executive Vice President
Marketing

James FitzGibbon
Executive Vice President
Operations

22  FOUR SEASONS HOTELS INC.

C O R P O R A T E D I R E C T O R Y >

Directors

William D. Anderson

Corporate Director

Brent Belzberg

Senior Managing Partner

Torquest Partners Inc.

H. Roger Garland

Corporate Director

Nan-b de Gaspé Beaubien

President, Business Families
Foundation and

Co-Chair, Philbeau Company

Charles S. Henry

President

Hotel Capital Advisers, Inc.

Heather Munroe-Blum

Principal and Vice Chancellor

McGill University

Ronald W. Osborne

Chairman of the Board,

Sun Life Financial Inc.

J. Robert S. Prichard

President and CEO

Torstar Corporation

Lionel H. Schipper

President

Schipper Enterprises Inc.

Anthony Sharp

President

Sharpwise Ltd.

Isadore Sharp

Simon M. Turner

Principal

Hotel Capital Advisers, Inc.

Officers

Isadore Sharp

Chairman and

Chief Executive Officer

Wolf H. Hengst

President

Worldwide Hotel Operations

John Davison

Chief Financial Officer

Craig O. Reith

Vice President Finance

and Treasurer

Kathleen Taylor

President

Worldwide Business Operations

Randolph Weisz

Executive Vice President

General Counsel

Sarah Cohen

Vice President

Corporate Counsel and

Assistant Secretary

Corporate Vice Presidents

Deborah Brown

Vice President,

Human Resources,

North America

Sarah Cohen

Vice President

Corporate Counsel and

Assistant Secretary

David B. Crowl

Vice President,

Sales and Marketing,

Europe, Middle East and Africa

Ellen du Bellay

Vice President,

Learning and Development

Robert Dunigan

Vice President,

Operations Analysis

Mike Duwaji

Senior Vice President,

Finance, Operations

Charles J. Ferraro

Senior Vice President,

Operations

Christopher Garland

Vice President,

Finance, Operations

Ivan Goh

Senior Vice President,

Rooms

Susan J. Helstab

Senior Vice President,

Corporate Marketing

Barbara Henderson

Vice President,

Corporate Finance

Peter Hodgson

Vice President,

Corporate Planning

Thomas Hubler

Vice President,

Sales, Americas

Michael Hwu

Vice President,

Management Information

Systems

Paul Iacovino

Vice President,

Sales and Marketing, Asia Pacific

Neil Jacobs

Senior Vice President,

Operations, Asia Pacific

Dana Kalczak

Vice President,

Design and Construction

Alfons E. Konrad

Senior Vice President,

Food and Beverage

John MacKinnon

Senior Vice President,

Design and Construction

Roy A. Paul

Senior Vice President,

Development

Craig O. Reith

Vice President,

Finance and Treasurer

Jonathan Sicroff

Vice President,

Hotel Marketing, Americas

Michele Sweeting

Senior Vice President,

Design and Procurement

Sandra Ward

Senior Vice President,

Human Resources

Scott Woroch

Senior Vice President,

Business Development, Asia Pacific

Regional Vice Presidents

Marcos Bekhit

Four Seasons Istanbul

John Brennan

Four Seasons Dublin

Robert Cima

Four Seasons Aviara

Patrick Ghielmetti

Four Seasons Bangkok

Ignacio Gomez

Four Seasons Miami

Thomas Gurtner

Four Seasons Westlake Village

Christopher Hart

Four Seasons Toronto

Andrew Humphries

Four Seasons Amman

Christopher Hunsberger

Four Seasons Washington, D.C.

Didier LeCalvez

Four Seasons George V Paris

William Mackay

Four Seasons Hong Kong

Christopher Norton

Four Seasons Singapore

Craig Reid

Four Seasons Dallas

John Stauss

Four Seasons London

Thomas Steinhauer

Four Seasons Maui

Peter Weber

Four Seasons Shanghai

FOUR SEASONS HOTELS INC.     23

C O R P O R A T E D I R E C T O R Y >

Corporate Offices

Four Seasons Hotels and Resorts

1165 Leslie Street

Toronto, Ontario

Canada M3C 2K8

Telephone:  (416) 449-1750

FAX:            (416) 441-4374

Web site address:

www.fourseasons.com

Stock Listings

The Toronto Stock Exchange

Stock Ticker Symbol: FSH.SV

New York Stock Exchange

Stock Ticker Symbol: FS

Dividend Information

11 cents per Limited Voting

Share and 5.5 cents per

Variable Multiple Voting Share

per annum paid semi-annually

in January and July

Transfer Agent

and Registrar

Computershare Trust Company

of Canada

Halifax, Montreal, Toronto,

Winnipeg, Calgary, Vancouver

Computershare Trust

Company, Inc.

New York

Auditors KPMG LLP Shareholder Information Barbara Henderson, Vice President, Corporate Finance (416) 441-4329 e-mail: investors@fourseasons.com

Reservations Information

For reservations at

Four Seasons Hotels and Resorts,

please call toll-free:

(800) 268-6282 in Canada

(800) 332-3442 in the

United States

Or visit our web site at

www.fourseasons.com

For reservations at

Regent International Hotels,

please call toll-free:

(800) 545-4000 in

Canada and the United States

DESIGN: BRYAN MILLS GROUP WWW.BRYANMILLS.COM

24      FOUR SEASONS HOTELS INC.

W  W  W .   F  O  U  R  S  E  A  S  O  N  S .  C  O  M